UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

DUMA ENERGY CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

264567108
(CUSIP Number)

Christopher Watts,
C.W. Navigation Inc.
and
K.W. Navigation, Inc.
14019 S.W. Fwy #301-600
Sugar Land, TX 77478
Telephone: 832-444-8866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Person:     Christopher Watts
I.R.S. Identification Nos. of above persons (entities only).

1.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.
2.     SEC Use Only:

3.     Source of Funds (See Instruction):     OO

4.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

5.     Citizenship or Place of Organization:     United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     2,735,416 Shares of Common Stock (1)

8.     Shared Voting Power:  2,735,416 Shares of Common Stock (2)

9.     Sole Dispositive Power:  2,735,416 Shares of Common Stock (1)

10.   Shared Dispositive Power:  2,735,416 Shares of Common Stock (2)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:   5,470,832 Shares of Common Stock

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.  Percent of Class Represented by Amount in Row (11):   41.2%(3)

14.  Type of Reporting Person (See Instructions):   IN

Notes:

(1)     Represents 2,735,416 shares of the Issuer's common stock held by C.W. Navigation Inc., which is solely owned by Christopher Watts. These shares are also being reported by C.W. Navigation Inc. as a reporting person herein.

(2)     Christopher Watts holds a 50% ownership interest in K.W. Navigation Inc., which held 2,735,416 shares of the Issuer's common stock as of September 6, 2012. Christopher Watts disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. These shares are also being reported by K.W. Navigation Inc. as a reporting person herein.

(3)     Based on 13,279,703 shares of the Issuer's common stock issued and outstanding as of September 6, 2012.

Names of Reporting Person:     C.W. Navigation, Inc.
I.R.S. Identification Nos. of above persons (entities only).

1.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.
2.     SEC Use Only:

3.     Source of Funds (See Instruction):     OO

4.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

5.     Citizenship or Place of Organization:   Texas

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     2,735,416 Shares of Common Stock (1)

8.     Shared Voting Power:     Nil

9.     Sole Dispositive Power:     2,735,416 Shares of Common Stock (1)

10.   Shared Dispositive Power:   Nil

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,735,416 Shares of Common Stock (1)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.  Percent of Class Represented by Amount in Row (11):    20.6%(2)

14.  Type of Reporting Person (See Instructions):          CO

Notes:

(1)     Represents 2,735,416 shares of the Issuer's common stock held by C.W. Navigation Inc., which is solely owned by Christopher Watts. These shares are also being reported by Christopher Watts as a reporting person herein.

(2)     Based on 13,279,703 shares of the Issuer's common stock issued and outstanding as of September 6, 2012.

Names of Reporting Person:     K.W. Navigation, Inc.
I.R.S. Identification Nos. of above persons (entities only).

1.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.
2.     SEC Use Only:

3.     Source of Funds (See Instruction):     OO

4.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

5.     Citizenship or Place of Organization:   Texas

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     2,735,416 Shares of Common Stock (1)

8.     Shared Voting Power:  Nil

9.     Sole Dispositive Power: 2,735,416 Shares of Common Stock (1)

10.  Shared Dispositive Power:  Nil

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,735,416 Shares of Common Stock (1)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.  Percent of Class Represented by Amount in Row (11):   20.6%(1)

14.  Type of Reporting Person (See Instructions):   CO

Notes:

(1)      Christopher Watts holds a 50% ownership interest in K.W. Navigation Inc., which held 2,735,416 shares of the Issuer's common stock as of September 6, 2012. Christopher Watts disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. These shares are also being reported by K.W. Navigation Inc. as a reporting person herein.

(2)     Based on 13,279,703 shares of the Issuer's common stock issued and outstanding as of September 6, 2012.

This statement on Schedule 13D/A is filed pursuant to Rule 13d-1(d) under the Exchange Act. Christopher Watts, C.W. Navigation Inc. and K.W. Navigation Inc. are sometimes referred to herein as the "Reporting Persons."

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock, par value $0.001, of Duma Energy Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 800 Gessner, Suite 200, Houston, Texas 77024.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by Christopher Watts, C.W. Navigation Inc. and K.W. Navigation, Inc.

Residence or Business Address:

The business address for each of the Reporting Persons is:
14019 SW Frwy #301-600
Sugar Land, Texas 77478.

Present Principal Business or Occupation:

Christopher Watts is Vice-President at GeoServe Marketing, LLC, which is primarily engaged in the business of Corporate Marketing and Public Relations and has an address at 1423 Lake Pointe Pkwy, Sugar Land, Texas 77478.

CW Navigation Inc. was incorporated in Texas on December 8, 2006 as a private company carrying out investing activities.

KW Navigation Inc. was incorporated in Texas on December 8, 2006 as a private company carrying out investing activities.

Place of Organization or Citizenship:

Christopher Watts is an American citizen.

C.W. Navigation Inc. is organized as a private company under the laws of the State of Texas.

K.W. Navigation Inc. is organized as a private company under the laws of the State of Texas.

Criminal Proceedings:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As previously reported, on August 23, 2012, Christopher Watts acquired a 50% ownership interest in K.W. Navigation Inc. The source of funds for Christopher Watts's acquisition of his interest in K.W. Navigation Inc. was his personal funds.

Each of C.W. Navigation Inc. and K.W. Navigation Inc. previously filed Schedule 13Ds with the SEC on October 3, 2011 and filed a joint Schedule 13D with Christopher Watts with respect to transactions up to and including August 23, 2012.

C.W. Navigation Inc.

On September 6, 2012, C.W. Navigation Inc. acquired 767,750 shares of the Issuer's common stock pursuant to the terms of a Share Exchange Agreement at a deemed issuance price of $1.80 per share.

K.W. Navigation Inc.

On September 6, 2012, K.W. Navigation Inc. acquired 767,750 shares of the Issuer's common stock pursuant to the terms of a Share Exchange Agreement at a deemed issuance price of $1.80 per share.

ITEM 4.     PURPOSE OF TRANSACTION

Christopher Watt's acquired his 50% ownership interest in K.W. Navigation Inc. (and thus his indirect interest in shares of the Issuer's common stock held by K.W. Navigation Inc.) as part of his overall investment strategy.

Each of C.W. Navigation Inc. and K.W. Navigation Inc. acquired securities of the Issuer as described above in Item 3 as part of their respective overall investment strategies.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Persons do not have any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Persons shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)     Christopher Watts: For the purposes of this statement, Christopher Watts is reporting herein that as of September 6, 2012, he was the beneficial owner of 5,470,832 shares (or approximately 41.2%) of the Issuer's common stock, consisting of 2,735,416 shares held by C.W. Navigation Inc. and 2,735,416 shares held by K.W. Navigation Inc.

C.W. Navigation Inc.: For the purposes of this statement, C.W. Navigation Inc. is reporting herein that as of September 6, 2012, C.W. Navigation Inc. was the beneficial owner of 2,735,416 shares (or approximately 20.6%) of the Issuer's common stock.

K.W. Navigation Inc.: For the purposes of this statement, K.W. Navigation Inc. is reporting herein that as of September 6, 2012, K.W. Navigation Inc. was the beneficial owner of 2,735,416 shares (or approximately 20.6%) of the Issuer's common stock.

(b)     Christopher Watts: For the purposes of this statement, Christopher Watts is reporting herein that as of September 6, 2012, (i) he had (through C.W. Navigation Inc.) the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 2,735,416 shares (or approximately 20.6%) of the Issuer's common stock; and (ii) he had (through K.W. Navigation Inc.) the shared power to vote or to direct the voting of, or to dispose or to direct the disposition of 2,735,416 shares (or approximately 20.6%) of the Issuer's common stock.

C.W. Navigation Inc.: For the purposes of this statement, C.W. Navigation Inc. is reporting herein that as of September 6, 2012, C.W. Navigation Inc. had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 2,735,416 shares (or approximately 20.6%) of the Issuer's common stock.

K.W. Navigation Inc.: For the purposes of this statement, K.W. Navigation Inc. is reporting herein that as of September 6, 2012, K.W. Navigation Inc. had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 2,735,416 shares (or approximately 20.6%) of the Issuer's common stock.

(c)     As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d)     As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, none of the Reporting Persons have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by any of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description of Exhibit
A.             Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012

/s/ Christopher Watts
Christopher Watts

C.W. NAVIGATION, INC.

By:      /s/ Christopher Watts
           Christopher Watts

K.W. NAVIGATION, INC.

By:      /s/ Christopher Watts
           Christopher Watts

EXHIBIT A

JOINT FILING AGREEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

DUMA ENERGY CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

264567108
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying statement on Scheduled 13D/A, dated September 18, 2012, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: September 18, 2012

/s/ Christopher Watts
Christopher Watts

C.W. NAVIGATION, INC.

By:         /s/ Christopher Watts
              Christopher Watts

K.W. NAVIGATION, INC.

By:         /s/ Christopher Watts
             Christopher Watts